UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

May 17, 2019

Nuvectra Corporation

(Exact Name of Issuer as Specified in Charter)

Delaware	001-37525	30-0513847
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5830 Granite Parkway, Suite 1100

Plano, Texas 75024

(Address of Principal Executive Offices)

Melissa Beare

Executive Vice President, General Counsel and Corporate Secretary

(214) 474-3103

(Name and telephone number, including area code, of the person to contact in connection with this report)

Indicate by check mark the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

 Nuvectra Corporation (“Nuvectra” or the “Company”) reviewed its products to determine whether they contain tin, tantalum, tungsten or gold (“Conflict Minerals”) and determined that Conflict Minerals are contained in, and may be necessary to the functionality or production of, certain products that the Company contracted to manufacture during the 2018 calendar year (the “Covered Products”). As a result of this determination, the Company conducted a reasonable country of origin inquiry, as further described below, to determine whether any Conflict Minerals in its Covered Products originated in the Democratic Republic of Congo or an adjoining country (each, a “Covered Country”).

Nuvectra Corporation

The Company does not manufacture any Covered Products and outsources all manufacturing to a small number of manufacturer-suppliers, and therefore the Company is removed from direct interaction with the sources of materials and components used by its manufacturers.  Accordingly, to conduct the reasonable country of origin inquiry, the Company depended significantly on the information provided by, and the second-tier suppliers used by, these manufacturer-suppliers.   To conduct the reasonable country of origin inquiry, the Company determined the suppliers of Covered Products or components or materials that contain Conflict Minerals and that are used in Covered Products (“Covered Suppliers”). The Company asked each of its Covered Suppliers to complete a conflict minerals survey based on the Electronic Industry Citizenship Coalition and Global e-Sustainability Initial Conflict Minerals Reporting Template (the “Conflict Minerals Survey”). The Conflict Minerals Survey is designed to confirm the use of Conflict Minerals in the Covered Products, to identify the source of the Conflict Minerals and to determine whether any of the Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The Company reviewed the responses from the Covered Suppliers and contacted each Covered Supplier that failed to return the information in the Conflict Minerals Survey to request information. With respect to Nuvectra, based on the responses from supplier-manufacturers, the Company does not have sufficient information to conclude whether any Conflict Minerals originated or may have originated in any Covered Country and, if so, whether those Conflict Minerals are solely from recycled or scrap sources.

NeuroNexus Technologies, Inc.

In December 2018 the Company completed the divestiture of its wholly-owned subsidiary, NeuroNexus Technologies, Inc. (“NeuroNexus”).   During the 2018 calendar year, NeuroNexus accounted for $4.9 million of revenue, compared to $48.8 million of revenue for Nuvectra.  For the 2017 calendar year,  the Company reviewed bills-of-material and invoices of NeuroNexus to identify the suppliers of components and materials that contain Conflict Minerals.  Based on responses from those supplier-manufacturers, the Company did not have sufficient information to conclude whether all Conflict Minerals originated or may have originated in any Covered Country and, if so, whether those Conflict Minerals were solely from recycled or scrap sources.  The Company had reason to believe, however, that certain Conflict Minerals provided by a supplier may have originated from a Covered Country and had reason to believe that the Conflict Minerals may not have been from recycled or scrap sources. The Company believes that the Conflict Minerals at issue were obtained through the ITSCI program, which assists companies with due diligence and responsible sourcing of minerals from high-risk areas. While the foregoing analysis with respect to NeuroNexus concerns the 2017 calendar year, the Company has no reason to believe such analysis or conclusions would change for the 2018 calendar year.

The information contained in this Form SD is publicly available on the Company’s website at http://investors.nuvectramed.com/. The website and the information accessible through it are not incorporated into this Form SD.

Item 1.02	Exhibits

On April 7, 2017, the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) issued its “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” (the “Statement”). The Statement provides that “the Division of Corporation Finance has determined that it will not recommend enforcement action to the SEC if companies, including those that are subject to paragraph (c) of Item 1.01 of Form SD, only file disclosure under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.” Relying on the Statement, Nuvectra has chosen not to file as an exhibit to this Form SD the report otherwise required by Item 1.01(c) of Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nuvectra Corporation

Date: May 17, 2019	By:	/s/Walter Z. Berger
	Name:	Walter Z. Berger
	Title:	Chief Operating Officer and Chief Financial Officer